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                              December 7, 2023

       Marcelo Cunha Ribeiro
       Chief Financial Officer
       National Steel Company
       Av.Brigadeiro Faria Lima, 3400 - 20th floor
       Sao Paulo-SP, Brazil 04538-132

                                                        Re: National Steel
Company
                                                            Form 20-F for the
Year Ended December 31, 2022
                                                            File No. 001-14732

       Dear Marcelo Cunha Ribeiro:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
responses to this letter, we may have additional comments.

       Form 20-F

       Casa de Pedra Mine, page 32

   1. We note your individual material property disclosure beginning in this section. Please locate each of your
material properties within 1 mile, using an easily recognizable coordinate system to
comply with Item 1304(b)(1)(i) of Regulation S-K.
       Our Mining Segment, page 32

   2. We note that you have identified multiple mining properties in your filing without differentiating between
material and non-material properties and without providing or distinguishing between
the summary and individual property disclosures. Please modify your disclosure, as
necessary, to identify each of the mining properties as being either material or not
material and include all the information prescribed for summary disclosures in Item
1303(b) of Regulation S-K. Please include an overview, and a summary tabulation of
resources and reserves. The summary disclosures should be
                                                        clearly identified and
positioned in advance of the individual property disclosures required by Item 1304(b) of
Regulation S-K. In addition, please provide the criteria that you
 Marcelo Cunha Ribeiro
FirstName  LastNameMarcelo  Cunha Ribeiro
National Steel Company
Comapany7,
December   NameNational
             2023        Steel Company
December
Page 2    7, 2023 Page 2
FirstName LastName
         considered in identifying properties as material.
Mineral Resources, page 33

3. We understand that all mineral reserves and mineral resources are presented on a 100%
         ownership basis, though you only own 78.2% of CSN Minera    o. Please
modify your
         filing and report all your resources and reserves that are attributable to your ownership interest as of December 31, 2022. See Item 1303(b)(3)(iii) of Regulation S-K.
4. Please disclose all your mineral resource summaries exclusive of reserves at the end of the most recently completed fiscal year (December 31, 2022), as required by Item
         1303(b)(3)(ii) of Regulation S-K.
5. Please include the commodity price used, metallurgical recovery, and the cutoff grade with all your resource and reserve disclosures as required by Item 1303(b)(3) of
         Regulation S-K.
Mineral Reserves, page 36

6. Please modify your filing and provide an updated reconciliation with depletion due to mining activities for your resources/reserves as reported this year compared to last year, as required by Item 1304(e) of Regulation S-K.
7. Please state the resources and reserves for both the Engenho and Fernandinho mines.
Elizabeth Mines, page 45

8.       Please revise your filing to report each individual property   s
production by product such
         as iron ore or limestone, etc. as required by Item 1303(b)(2)(i) of Regulation S-K.
Pitimbu Mine, page 47

9. We note your resources in this section and elsewhere in your filing, are disclosed as the sum of your measured and indicated resources. Please revise your filing and disclose all your attributable resources into the three separate classes, measured, indicated, and/or inferred for the most recently completed fiscal year (December 31, 2022) as required by
         Item 1303(b)(3) of Regulation S-K.
Technical and Economic Use, page 48

10.      Please correct the nomenclature for the Pitimbu mine   s indicated
reserve.
Resources, Mineral Reserves and Mine Life, page 50

11. Your disclosure of the Barroso and Pedro Leopoldo plants beginning on page 48 indicates the same mines, the Capoeira Grande and Mata do Ribeirao supply both plants but have different resources/reserves. Please review and correct this discrepancy.
Exhibit 96.1 Arcos
 Marcelo Cunha Ribeiro
FirstName  LastNameMarcelo  Cunha Ribeiro
National Steel Company
Comapany7,
December   NameNational
             2023        Steel Company
December
Page 3    7, 2023 Page 3
FirstName LastName
Local Geology, page 41, page EA-41

12. Please modify your filing and insure you have provided at least one cross-section of the local geology as required by Item 601(b)(96)(iii)(B)(6)(iii) of Regulation S-K.
Exhibit 96.1 Arcos - A
QA/QC, page 54, page EA-54

13. Please modify your filing and provide the opinion of the qualified person regarding the adequacy of the sample preparation, security, and analytical procedures as required by
         Item 601(b)(96)(iii)(B)(8)(iv) of Regulation S-K.
Exhibit 96.1 Arcos - A
Data Validation, page 55, page EA-55

14.      Please modify your filing and provide the qualified person   s opinion
regarding the
         adequacy of the data and verification procedures for the purposes of the technical report summary as required the by Item 601(b)(96)(iii)(B)(9)(iii) of Regulation S-K.
Exhibit 96.1 Arcos - A
Cutoff, page 85, page EA-85

15. Please modify your filing and disclose the cutoff grade for your reserve estimates along with all the parameters used to prepare this calculation. See Item 601(b)(96)(iii)(B)(12)(iii) of Regulation S-K.
Exhibit 96.1 Arcos - A
Market Study, page 114, page EA-114

16. Please modify your filing to describe your individual salable product specifications and present the 5-year historic prices with your forecast pricing as used in your cash flow analysis. See Item 601(b)(96)(iii)(B)(16)(i) of Regulation S-K.
Exhibit 96.1 Arcos - A
Mine Closure Plan, page 116, page EA-116

17.      We reviewed the Environmental Studies, Permitting, And Plans,
Negotiations, Or
         Agreements with Local Individuals or Groups section of your technical report summary.
         Please modify your filing and include the QP   s opinion as to the
adequacy of current plans
         for environmental compliance, permitting, and addressing issues with local individuals or groups required by Item 601(b)(96)(iii)(B)(17)(vi) of Regulation S-K.
Exhibit 96.1 Arcos - A
Capital Costs, page 117, page EA-117

18. We note your capital for Mobile Equipment is different from the amount used in your
 Marcelo Cunha Ribeiro
FirstName  LastNameMarcelo  Cunha Ribeiro
National Steel Company
Comapany7,
December   NameNational
             2023        Steel Company
December
Page 4    7, 2023 Page 4
FirstName LastName
         economic analysis. Please review and modify your filing and define the accuracy of your capital and operating costs estimates as required by Item 601(b)(96)(iii)(B)(18)(i) of
         Regulation S-K.
Exhibit 96.2 Casa de Pedra
Property location, page 32, page EB-32

19. Please review and correct the property coordinates for the Casa de Pedra mining complex.
Exhibit 96.2 Casa de Pedra
Mineral Resources as of 31 December 2021, page 87, page EB-87

20. Please provide all the parameters for the pit optimization that demonstrated reasonable prospects of economic extraction and provide an example. See Item 601(b)(96)(iii)(B)(11)(iii) of Regulation S-K.
Exhibit 96.2 Casa de Pedra
Metallurgical Recovery, pasge 96, page EB-96

21. Please provide the overall metallurgical recoveries for your salable products.
Exhibit 96.2 Casa de Pedra - A
Cost assumptions, page 97, page EB-97

22. Please explain the significant variance between your cost assumptions and the estimated operating costs found in Section 18 and your economic analysis.
Exhibit 96.2 Casa de Pedra - A
Cutoff grades, page 98, page EB-98

23. Please provide all the parameters for your cutoff grade and provide an example. Please clarify whether this is a breakeven or marginal cutoff grade. See Item 601(b)(96)(iii)(B)(12)(iii) of Regulation S-K.
Exhibit 96.2 Casa de Pedra - A
Mineral reserve as of 31 December 2021, page 101, page EB-101

24. Please modify your filing and disclose the cutoff grade and metallurgical recovery for your reserve estimates along with all the parameters used to prepare this calculation. See
         Item 601(b)(96)(iii)(B)(12)(iii) of Regulation S-K.
Exhibit 96.2 Casa de Pedra - A
Mine Schedule, page 105, page EB-105

25. Please provide annual numerical values for your life of mine production schedule. This would include annual processed ore with associated grades for the life of mine. See Item
         601(b)(96)(iii)(B)(13) of Regulation S-K.
 Marcelo Cunha Ribeiro
National Steel Company
December 7, 2023
Page 5
Exhibit 96.2 Casa de Pedra - A
Economic Analysis, page 155, page EB-155

26.      We note you provided a cash flow summary for your mining project   s
reserves. Please
         provide an annual cash flow based on your annual production schedule for the life of your
         project   s reserves and provide appropriate line items, such as
revenues, operating costs,
         capital expenditures, royalties, taxes, and other line items necessary to define your after-
         tax cash flow. See Item 601(b)(96)(iii)(B)(19)(ii) of Regulation S-K. In closing, we remind you that the company and its management are responsible for the
accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      If you have any questions regarding mining comments, please contact Ken Schuler, Mine
Engineer at (202) 551-3718 or Craig Arakawa at (202) 551-3650. Please contact Melissa
Gilmore at 202-551-3777 or Kevin Woody at 202-551-3629 with any other questions.



FirstName LastNameMarcelo Cunha Ribeiro                        Sincerely,
Comapany NameNational Steel Company
                                                               Division of
Corporation Finance
December 7, 2023 Page 5                                        Office of
Manufacturing
FirstName LastName